April 17, 2026

VIA EDGAR

Attn: Mr. Kenneth Ellington

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	1WS Credit Income Fund (the “Fund”); File No. 811-23368

Dear Mr. Ellington:

Set forth below is our response to the comments received from you on March 2, 2026 in connection with your review of the shareholder report filed on Form N-CSR (the “Annual Report”) for the period ended October 31, 2025 for the Fund. For your convenience, your comments are bolded and presented below, and each comment is followed by our response. Capitalized terms used and not otherwise defined herein shall have the same meanings ascribed to them in the Annual Report.

Responses to Comments

1.	Comment:	Please confirm in correspondence that the Fund’s unfunded commitments are “fair valued” in accordance with ASC 820.

	Response:	Confirmed.

2.	Comment:	Please supplementally provide the percentage of the Fund’s total assets that were invested in each SPV/subsidiary that is a consolidated entity (i.e., the Cayman Islands SPV and REIT SPV) as of the most recent fiscal year end. Please also disclose these percentages in the notes to the financial statements in Reports going forward.

	Response:	For the year ended October 31, 2025, the Fund had investments in the Cayman Islands SPV and REIT SPV which comprised 11.05% and 0.29%, respectively, of the Fund’s total net assets. The Fund had no other investments in SPVs/subsidiaries that were consolidated entities with the Fund. The requested disclosure will be included in future Annual Reports and Semi-Annual Reports of the Fund.

3.	Comment:	Going forward, please add a footnote to the financial highlights for Class A-2 stating that “the total investment return does not reflect sales load” in accordance with General Instruction 13b to Item 4.1 of Form N-2.

	Response:	The requested disclosure will be included in future Annual Reports and Semi-Annual Reports of the Fund.

4.	Comment:	It appears there is no disclosure regarding Accounting Standards Update 2023-07 Segment Reporting (Topic 280) (the “ASU”). This guidance was applicable to all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. In future reports, please include the information required by the ASU.

	Response:	Applicable disclosure regarding the ASU will be included in future reports.

* * * * *

Should the Staff have any further comments or questions, please contact me at (212) 905-9106 or by e-mail at george.silfen@alston.com. Thank you for your attention to this matter.

Very truly yours,

/s/ George M. Silfen

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